FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated February 14, 2007, regarding Note SF N° 39 of the Economic Ministry’s Resolution 10/23/06.

Item 1

Buenos Aires, February 14, 2007

Messrs.

Buenos Aires Stock Exchange

National Securities Commission

Ref.: Ministry of the Economy Note SF N° 39 dated February 8th, 2007

Resolution 1023/06, written communication from the court lawsuit

“Orrego…

We hereby inform you that on February 8, 2007, YPF S.A. was notified through Note SF N° 39 of the Resolution 1023/06 through which the Economics Ministry informs:

“Regarding the article N° 7 of the Resolution and fulfilling the written communication from the court in the lawsuit “Orrego, Gustavo y otros c/Estado Nacional – MEYOSP – Resol. 72/95 s/Proceso de conocimiento (Ejecución de Sentencia)” proceeding in the Federal Court of First Instance in Administrative Matters N°10 Secretary N°29 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal N°10 Secretaría N°29), it will transfer two hundred and ninety two thousand thirty eight (292.038) Class “C” shares of YPF S.A. to the “Banco de la Nación Argentina”, in order to distribute them between the 44 claimants mentioned in the written communication from the court, fulfilling the court order.

As regards to the transfer, said shares will be converted into the same amount of Class “D” shares freely tradable.

Sincerely yours,

by YPF S.A.

Walter Forwood

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 15, 2007	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer